January 30, 1996

Communications Cable, Inc.
1378 Charleston Drive
P.O. Box 1757
Sanford, NC 27331
Attention: James R. Fore


Gentlemen:

Pentair hereby gives the Company notice that it intends to exercise in full the stock option granted to it by CCI under the Stock Option Agreement dated January 22, 1996. Pentair proposes that the closing of the purchase of the 300,000 shares take place at the offices of CCI's counsel in Raleigh, N.C. on Friday, February 2, 1996 at 10:00 a.m. or at any other mutually convenient time.

We calculate the purchase price of the option shares to be $4,050,000. Pentair intends to pay the purchase price by wire transfer and would request CCI to advise us by Wednesday, January 31, 1996 of the appropriate wire transfer instructions.

Sincerely,

PENTAIR, INC.



G.C. Kitch
Executive Vice President
General Industrial Group

mmo

cc:  L. Bruce McDaniel, Esq.
     Gerald R. Roach, Esq.
     Louis L. Ainsworth, Esq.
     William B. Gwyn, Jr., Esq.